Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Yuenglings Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021, Post

Qualification Amendment No. 1 Filed on October 8, 2021, and Post Qualification

Amendment No. 2 filed on December 20, 2021

File No. 024-11517

Dear Sir or Madam:

Kindly be advised that Yuenglings Ice Cream Corp (f/k/a/ Aureus, Inc. or the “Company”) requests that its Regulation A Post Qualification Amendment No 2 offering be qualified on Wednesday, January 5, 2022 at 4:00 pm Eastern Time.

If you would like any further information or have any questions, please do not hesitate to contact me. I may be reached by email at rbohorad@yuenglingsicecream.com and by phone at 917-292-8989.

Sincerely,

/s/ Robert C. Bohorad

Name: Robert C. Bohorad

Title: President and Chief Executive Officer